Exhibit 6(v)(vi)

COLLEGE RETIREMENT EQUITIES FUND

(CREF)

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your CREF Group Unit-Annuity Contract

Effective Date: [Attached at issue / Specific Date]

This endorsement is part of your contract with CREF. Please read this endorsement and attach it to your contract.

The contract is modified as follows:

Notwithstanding any other provision in your contract, no transaction available to you may be made effective on a day that is not a business day, except as follows: when a business day is the last day of a calendar month, annuity death benefit payment methods may begin on the next day even when it is a non-business day.

President and Chief Executive Officer